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Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: (215) 981- 4659

direct fax: (866) 422 - 2114

falcoj@pepperlaw.com

October 31, 2017

Division of Investment Management

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: James E. O’Connor, Senior Counsel

Re:	FundVantage Trust 1940 Act File No. 811-22027 1933 Act File No. 333-141120

Dear Mr. O’Connor:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) on the Trust’s Post-Effective Amendment No. 167 to the Trust’s registration statement on Form N-1A filed with the Commission on August 17, 2017 (the “Amendment”), which were provided to the Trust pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) to register the Polen U.S. Small Company Growth Fund (the “Fund”), a new series of the Trust, under the Investment Company Act of 1940 and to register the Fund’s shares under the Securities Act.

We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response.

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  Please provide the Staff with a completed fee table and expense example.

Response: The prospectus has been revised to reflect the Staff’s comment.

	Boston	Washington, D.C.	Los Angeles	New York		Pittsburgh
Detroit	Berwyn	Harrisburg	Orange County	Princeton	Silicon Valley	Wilmington

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2.	Please revise the second footnote to the fee table to state that no reimbursement will occur unless the Fund’s expenses are below the expense limitation.

Response: The prospectus has been revised to reflect the Staff’s comment.

3.	In the “Summary of Principal Investment Strategies” and “Additional Information About the Fund’s Investment Strategies” sections, please clarify that, while the Fund is not required to sell an initial purchase if it later grows to exceed the market capitalization of a small company (as defined by the Fund’s prospectus), additional purchases of that company will be limited to 20% of the Fund’s net assets.

Response: The prospectus has been revised to reflect the Staff’s comment.

4.	Please clarify that the attributes listed in the second paragraph under “Summary of Principal Investment Strategies” are associated with the “growth” style of investing.

Response: The prospectus has been revised to address the Staff’s comment.

5.	Please consider revising the reference to “value growth” in the “Summary of Principal Investment Strategies” to “earnings growth.”

Response: The prospectus has been revised to address the Staff’s comment.

6.	Please add disclosure about the risks of the growth style of investing under “Summary of Principal Risks.”

Response: The prospectus has been revised to address the Staff’s comment.

7.	In the Market Timing and Frequent Trading Policy section, consider disclosing that the shareholder’s Taxpayer Identification Number may be disclosed to the Fund by a financial intermediary with which the Fund has entered into a shareholder information agreement pursuant to Rule 22c-2(a)(2).

Response: The prospectus has been revised to address the Staff’s comment.

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Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,
/s/ John P. Falco
John P. Falco

cc:	Joel L. Weiss, President of FundVantage Trust John M. Ford, Esq.